AUDITORS’ CONSENT

We consent to the inclusion in this Annual Report on Form 40-F of (i) our audit report dated December 3, 2002 on the Consolidated Balance Sheets of The Bank of Nova Scotia as at October 31, 2002 and 2001, and the Consolidated Statements of Income, Changes in Shareholders’ Equity and Cash Flows for each of the years in the three-year period ended October 31, 2002, and (ii) our Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Difference dated December 3, 2002.

/s/ KPMG LLP Chartered Accountants	/s/ PricewaterhouseCoopers LLP Chartered Accountants

Toronto, Canada December 3, 2002